SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11- K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

COMMISSION FILE NO. 1-7410

MELLON 401(k) RETIREMENT SAVINGS PLAN

One Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Full title of the Plan and the address of the Plan)

MELLON FINANCIAL CORPORATION

One Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Name of issuer of the securities

held pursuant to the Plan and the

address of its principal executive office)

MELLON 401(K) RETIREMENT SAVINGS PLAN — 11K

Page

Financial Statements and Schedule (With Report of Independent Registered Public Accounting Firm Thereon)	1-17

Signatures	18

Index to Exhibits	19

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Note:	All other schedules, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

[GRAPHIC]

KPMG LLP
One Mellon Center	Telephone 412 391 9710
Pittsburgh, PA 15219	Fax 412 391 8963

Report of Independent Registered Public Accounting Firm

Corporate Benefits Committee

Mellon Financial Corporation:

We have audited the accompanying statements of net assets available for benefits of the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Pittsburgh, Pennsylvania

June 4, 2004

[GRAPHIC]	KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2003	2002
Assets
Investments, at fair value (notes 3 and 7):
Collective trust funds	$466,026,865	$395,382,619
Registered investment companies	374,597,139	274,714,624
Common stock	429,308,129	334,885,470
Loans to participants	23,206,749	23,156,233

Total investments	1,293,138,882	1,028,138,946
Pending investment sales and other receivables (note 9)	18,913,545	3,984,848
Due from predecessor plan (note 10)	—	3,948,551

Total assets	1,312,052,427	1,036,072,345
Liabilities
Cash overdrafts	4,256,002	2,711,442
Pending investment purchases and other payables (note 9)	14,630,604	4,732,043

Total liabilities	18,886,606	7,443,485

Net assets available for benefits	$1,293,165,821	$1,028,628,860

See accompanying notes to the financial statements.

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Years ended December 31,
	2003	2002
Contributions:
Employer matching contributions	$30,958,419	$29,099,114
Employee contributions	70,927,466	66,042,066
Rollover contributions	5,074,113	6,512,959

Total contributions (note 1)	106,959,998	101,654,139
Investment income:
Net appreciation (depreciation) in fair value of investments (note 7)	207,696,917	(274,383,758)
Collective trust funds income	7,956,653	8,451,766
Registered investment companies dividend income	2,861,895	2,561,314
Dividends from common stock	7,499,404	5,916,768
Interest income on loans to participants	1,432,538	1,720,870

Total investment income (loss)	227,447,407	(255,733,040)
Participants’ withdrawals	(74,094,220)	(94,376,763)

Net increase (decrease)	260,313,185	(248,455,664)
Transfers from predecessor plans (note 10)	4,223,776	19,805,954
Net assets available for benefits:
Beginning of year	1,028,628,860	1,257,278,570

End of year	$1,293,165,821	$1,028,628,860

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(1)	Description of the Plan

The following description of the Mellon 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established to cover the salaried, U.S. employees of substantially all subsidiaries of Mellon Financial Corporation (the Corporation). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Corporate Benefits Committee (the Committee), whose members consist of the heads of the Human Resources, Legal, and Finance Departments of the Corporation, and two members who are appointed by the Chief Executive Officer of the Corporation. The Committee is the Named Fiduciary and the Plan Administrator. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, whose members consist of the Chief Financial Officer of the Corporation and four other members appointed by the Chief Executive Officer of the Corporation, has been assigned certain fiduciary duties with respect to the trusteeship and investment of Plan assets. Mellon Bank, N.A. is the Trustee.

Participants in the Plan have the option of investing their contributions through salary deferrals to one or more of the following (note 3): Dreyfus Standish Stable Value Fund, Daily Liquidity Money Market Fund, Daily Liquidity Aggregate Bond Index Fund, Daily Liquidity Stock Index Fund, Daily Liquidity Asset Allocation Fund, Daily Liquidity International Stock Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Founders Worldwide Growth Fund, Dreyfus LifeTime Portfolios, Inc. – Income Portfolio, Dreyfus LifeTime Portfolios, Inc. – Growth and Income Portfolio, Dreyfus LifeTime Portfolios, Inc. – Growth Portfolio, Dreyfus Founders Growth Fund, Dreyfus Premier Third Century Fund, Dreyfus Premier Technology Growth Fund, Dreyfus Premier Core Value Fund, Dreyfus Founders Discovery Fund, Dreyfus Premier International Value Fund, Self-Directed Account, Mellon Financial Corporation Common Stock, and Mellon Stable Income Fund (through October 2002 only).

Administrative costs arising under the Plan, other than fees charged by the mutual funds, are paid by the Corporation.

(b)	Contributions

An eligible employee of the Corporation may enroll in the Plan on the first day of any pay period following receipt of a Personal Identification Number. Eligible employees hired during 2000 were able to participate in the Plan on January 1, 2001. Eligible employees hired prior to 2000 were eligible to participate in the Plan following completion of one year of service.

Salary reduction contributions may be made at a rate of 1% to 75% (1% to 16% prior to July 1, 2002) of the employee’s base compensation, less other pre-tax benefits, but may not exceed the annual dollar limit prescribed by the tax laws ($12,000 in 2003 and $11,000 in 2002). Employees may change the rate of contribution or discontinue contributions at any time.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Participants who were 50 or older by December 31, 2002 and reached the contribution limit of $11,000 were eligible, by law, to contribute an additional $1,000 in catch-up contributions to the Plan in 2002. This catch-up contribution limit will increase by $1,000 each year for the next four years up to a maximum of $5,000 in 2006.

Participants may rollover amounts representing distributions from other qualified retirement plans.

Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements imposed under Internal Revenue Code (IRC) Sections 401(k) and 401(m). In addition, IRC Section 415 limits the amount of contributions that may be allocated to the account of each participant.

Each semimonthly pay period, the Corporation makes a matching contribution to the Plan in an amount equal to 65% of the first 6% of each participant’s salary reduction contribution. The Corporation’s matching contributions are made in the Corporation’s common stock based upon the three-day average close on the New York Stock Exchange.

Beginning July 1, 2002, participants are permitted to transfer Mellon common stock matching contributions made prior to January 1, 2000 to other Plan investments. Mellon common stock matching contributions made on or after January 1, 2000 may not be transferred to other investment options until the participant reaches the age of 55.

The Corporation is permitted to make discretionary contributions, as determined and authorized by the board of directors. Discretionary contributions would be allocated to each eligible participant’s account and may be made either in cash or invested in Mellon Financial Corporation Common Stock. There were no discretionary contributions during the years ended December 31, 2003 and 2002.

(c)	Vesting

Participants are immediately vested in their salary reduction contributions, any rollover contributions, and earnings on these amounts. Matching contributions to the Plan, plus any earnings these amounts generate, are 100% vested after three years of service. Participants hired prior to January 1, 2001 are 100% vested in the matching contributions and the related earnings.

Matching contribution balances of participants in the Employees’ Savings and Profit Sharing Plan of Buck Consultants, Inc. (the Buck Plan) that were transferred to the Plan are fully vested for participants who have three years of service. For participants who do not have three years of service, matching contributions made to the Buck Plan for the year ended March 31, 2000 became fully vested on December 31, 2001, and matching contributions made to the Buck Plan for the nine months ended December 31, 2000 became fully vested on December 31, 2002.

(d)	Forfeitures

If the participant is not fully vested at the participant’s employment termination date, the nonvested portion of the account balance is forfeited. At December 31, 2003, the forfeited nonvested accounts that were unallocated to participants totaled $615,912 ($61,429 in 2002). These accounts will be used to reduce future employer contributions. In 2003, employer contributions were reduced by $0 ($227,700 in 2002) from forfeited nonvested accounts.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(e)	Distributions

Upon retirement or termination of employment, participants may elect to receive a distribution of their vested account balances. The Plan also permits distributions in the event of the participant’s permanent disability. Special withdrawal rules apply with respect to the accounts of participants who were participants in The Boston Company, Inc. Employee Savings Plan, which was merged with and into the Plan effective January 1, 1998; the Dreyfus Profit-Sharing Plan, which was merged with and into the Plan effective September 1, 1996; the Employee Savings and Profit Sharing Plan of United National Bank, which was merged with and into the Plan effective June 30, 1999; and the Buck Savings and Profit Sharing Plan, which merged with and into the Plan effective October 31, 2001. The Plan also makes distributions pursuant to the minimum distribution regulations issued by the Internal Revenue Service.

(f)	Loans to Participants

Generally, loans are made available to all requesting participants in amounts up to the lesser of (a) $50,000 or (b) one-half of the participant’s account, which is not attributable to employer matching contributions or discretionary contributions. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested. The loan interest rate is one percentage point above the prime rate published in The Wall Street Journal. Loan proceeds are reduced by a minimal loan processing fee of $25.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investments

Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year. Loans to participants are stated at cost which approximates fair value.

Purchases and sales of securities are reflected on a trade-date accounting basis.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for benefits.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Dividend income from investments in common stock is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(3)	Investment Programs

Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets. The funds listed below are the investment options for salary reduction contributions as of December 31, 2003. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

Collective Trust Funds:

(a)	Dreyfus Standish Stable Value Fund (formerly the Dreyfus-Certus Stable Value Fund)

The Dreyfus Standish Stable Value Fund is a collective investment fund that seeks high current interest income and stability of principal. The fund invests principally in investment contracts, including guaranteed investment contracts (GICs), synthetic investment contracts, consisting of high-quality fixed income securities held within contracts to minimize market volatility, and short-term money market instruments.

(b)	Daily Liquidity Money Market Fund

The Daily Liquidity Money Market Fund seeks to preserve principal, provide liquidity and offer a high level of current income. This short-term investment fund invests in high-quality securities and achieves price stability by maintaining a short average portfolio maturity of less than 90 days.

(c)	Daily Liquidity Aggregate Bond Index Fund

The Daily Liquidity Aggregate Bond Index Fund seeks to track the characteristics and performance of the Lehman Brothers Aggregate Index. Although the fund is an index fund the management techniques are designed to reduce portfolio risk and enhance performance by sampling from the bonds held in the index. This benchmark is a broad-based index, which covers the U.S. investment grade fixed-rate bond market (U.S. government, corporate, mortgage-backed and asset-backed securities).

(d)	Daily Liquidity Stock Index Fund

The Daily Liquidity Stock Index Fund seeks to replicate the characteristics and performance of the Standard & Poor’s 500® Composite Stock Index. Indexing strategies generally provide broad diversification and low trading activity by investing in stocks in the same proportion as held in the index. The Standard & Poor’s 500® Composite Stock Index is widely used as a benchmark for large capitalization stock investing. The 500 stocks in the index are comprised of industrial companies, transportation companies, utilities, financial companies, health care companies and technology companies.

(e)	Daily Liquidity Asset Allocation Fund

The Daily Liquidity Asset Allocation Fund actively allocates assets across the equity (stock), fixed income (bond), and cash markets of the United States. A computer model is used to evaluate the risk and return of stocks, bonds and cash to determine the optimal asset allocation. The fund’s benchmark

NOTES TO THE FINANCIAL STATEMENTS (continued)

consists of 65% Standard & Poor’s 500® Composite Stock Index, 30% Lehman Brothers Long-Term Treasury Index, and 5% Salomon 30-Day Certificates of Deposit.

(f)	Daily Liquidity International Stock Index Fund

The Daily Liquidity International Stock Index Fund seeks to replicate the characteristics and performance of the Morgan Stanley Capital International (Free) Europe, Australasia and the Far East Index (MSCI-EAFE®). The MSCI-EAFE® Index is a widely used global measure of developed markets in 21 countries, excluding companies and share classes not purchasable by foreigners. The goal of this index is to cover approximately 85% of the capitalization of each industry within each country. In replicating this index, the fund is designed to capture international long-term growth opportunities.

Registered Investment Companies:

(a)	Dreyfus Disciplined Stock Fund

The Dreyfus Disciplined Stock Fund seeks investment returns (consisting of capital appreciation and income) that are consistently superior to the Standard & Poor’s 500® Composite Stock Index. The fund is not an index fund. The fund invests in a blended portfolio of growth and value stocks chosen through quantitative and qualitative measures.

(b)	Dreyfus Founders Worldwide Growth Fund

The Dreyfus Founders Worldwide Growth Fund is a global fund seeking long-term capital growth. The fund invests at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world. The fund may purchase securities in any foreign country, as well as in the United States, emphasizing both emerging and established growth companies that generally have strong performance records and market positions. Sixty-five percent of the fund’s total assets are normally invested in three or more countries, but not more than 50% of its total assets are invested in the securities of any one foreign country.

(c)	Dreyfus LifeTime Portfolios, Inc.

The following three investment portfolios are provided:

Income Portfolio

The Income Portfolio seeks to maximize current income. Capital appreciation is a secondary goal. The portfolio’s benchmark allocation is 67.5% in investment grade bonds, 22.5% in stocks of large companies and 10% in cash, and normally is invested in that allocation.

Growth and Income Portfolio

The Growth and Income Portfolio seeks maximum total return (capital appreciation, plus current income). The portfolio’s benchmark allocation is 50% in stocks and 50% in investment grade bonds, although the actual mix may range between 35% and 65% in stocks depending on market and economic conditions.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Growth Portfolio

The Growth Portfolio seeks capital appreciation. The portfolio’s benchmark allocation is 80% in stocks and 20% in investment grade bonds, although the actual mix of stocks and bonds may range from 65% to 100% in stocks and 0% to 35% in bonds.

(d)	Dreyfus Founders Growth Fund

The Dreyfus Founders Growth Fund seeks long-term capital growth through investment of at least 65% of its total assets in common stocks of well-established, high-quality growth companies. These companies tend to have strong performance records, solid market positions, reasonable financial strength, and continuous operating records of three years or more. The fund may also invest up to 30% of its total assets in foreign securities, with no more than 25% invested in any one foreign country.

(e)	Dreyfus Premier Third Century Fund

The Dreyfus Premier Third Century Fund seeks to provide capital growth, with current income as a secondary goal. The fund invests primarily in the equities of companies that, in the opinion of the fund’s management, meet traditional investment standards and contribute to the quality of life in the United States of America. It examines a company’s treatment of the environment, its occupational health and safety, consumer protection, product safety and hiring practices. The fund may not invest in tobacco companies; otherwise, it does not automatically exclude any companies from consideration.

(f)	Dreyfus Premier Technology Growth Fund

The Dreyfus Premier Technology Growth Fund seeks capital appreciation. The fund invests in common stocks of growth companies of any size that Dreyfus believes to be leading producers or beneficiaries of technological innovation. Up to 25% of the fund’s assets may be invested in foreign securities. In choosing stocks, the fund looks for sectors in technology that are expected to outperform on a relative scale. Among the sectors evaluated are those sectors that develop, produce or distribute products or services in the computer, semi-conductor, electronics, communications, healthcare, biotechnology, computer software and hardware, electronic components and systems, network and cable broadcasting, telecommunications, defense and aerospace, and environmental sectors.

(g)	Dreyfus Premier Core Value Fund

The Dreyfus Premier Core Value Fund seeks long-term capital growth as a primary objective, with current income as a secondary objective. The fund invests primarily in common stocks of large capitalization value companies and securities convertible into common stock. Value companies are companies that appear underpriced according to certain financial measurements of their fundamental worth or business prospects (such as price-to-earnings or price-to-book ratios). It may invest up to 20% of assets in foreign securities. The fund may invest up to 5% of assets in debt securities.

(h)	Dreyfus Founders Discovery Fund

The Dreyfus Founders Discovery Fund seeks capital appreciation by targeting small and relatively unknown companies with high growth potential. The fund normally invests at least 65% of its total assets in common stocks of small-cap companies; generally those companies with market

NOTES TO THE FINANCIAL STATEMENTS (continued)

capitalizations of less than $2.5 billion. The fund may invest up to 30% of its total assets in foreign securities. It may also invest in larger companies if, in the view of the fund’s investment management, they represent better prospects for capital appreciation.

(i)	Dreyfus Premier International Value Fund

The Dreyfus Premier International Value Fund seeks long-term capital growth. The fund invests in equity securities of value companies in at least three foreign countries and limits its investments in any single company to no more than 5% of its assets at the time of purchase. A value company is one that appears underpriced according to certain financial measurements of its fundamental worth or business prospects.

During the years ended December 31, 2003 and 2002, participants were able to invest in Class A shares of the fund. As of December 31, 2003, participants were able to invest in Class R shares of the fund, in place of the Class A shares of the fund (note 9).

(j)	Self-Directed Account

Effective as of January 1, 2001, the investment options include a Self-Directed Account in which participants may direct the purchase of registered investment companies. The minimum initial investment in the Self-Directed Account shall be $5,000, and subsequent transfers from any other fund into the Self-Directed Account must be of at least $1,000. The maximum amount that a participant may elect to invest in the Self-Directed Account is 50% of his account balance. Accordingly, a participant must have at least a $10,000 account balance to be eligible to invest in the Self-Directed Account.

There can be no assurance that the stated objective of any of the funds can be achieved.

Common Stock:

Mellon Financial Corporation Common Stock

The objective of the common stock fund is to provide the participant an opportunity to own shares of the Corporation’s common stock. A common stock investment in a single company is subject to the ups and downs of the stock market, as well as the company’s performance and its long-term financial prospects.

Loan Fund:

The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. The amount of each loan is transferred from one or more of the investment funds, as described in the Plan document, based on the proportion of the participant’s interest in such funds to the participant’s aggregate interest in all such investment funds.

(4)	Party-In-Interest Transactions

Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets.

The Plan holds units of collective trust funds and registered investment companies that are managed and administered by the following subsidiaries of the Corporation: Mellon Bank, N.A., Dreyfus Trust Company, The Dreyfus Corporation, and Founders Asset Management LLC.

NOTES TO THE FINANCIAL STATEMENTS (continued)

The Plan held 13,369,226 and 12,823,816 shares of Mellon Financial Corporation common stock at December 31, 2003 and 2002, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Corporation may determine.

(6)	Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated August 4, 2003, which stated that the Plan and related trust are designed in accordance with the applicable Sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(7)	Investments

	Total investments at December 31,
	2003	2002
Investments at fair value as determined by quoted market price
Registered investment companies:
Dreyfus Founders Discovery Fund	$54,072,425	$38,039,627
Dreyfus LifeTime Portfolios, Inc. – Income Portfolio	6,894,718	5,593,250
** Dreyfus LifeTime Portfolios, Inc. – Growth and Income Portfolio	59,487,657	52,040,192
Dreyfus LifeTime Portfolios, Inc. – Growth Portfolio	26,565,489	18,541,454
* Dreyfus Disciplined Stock Fund	115,573,876	95,278,768
Dreyfus Founders Worldwide Growth Fund	21,370,036	14,044,092
Dreyfus Founders Growth Fund	7,501,669	3,514,461
Dreyfus Premier Technology Growth Fund	14,638,951	5,706,181
Dreyfus Premier International Value Fund	13,751,447	5,436,214
Dreyfus Premier Third Century Fund	4,110,626	1,916,761
Dreyfus Premier Core Value Fund	41,936,728	29,898,350
* Mellon Financial Corporation Common Stock***	429,308,129	334,885,470
Self-Directed Account	8,693,517	4,705,274

	803,905,268	609,600,094
Investments at estimated fair value
Collective trust funds:
* Dreyfus Standish Stable Value Fund	76,797,147	66,845,184
* Daily Liquidity Money Market Fund	102,159,219	107,092,255
* Daily Liquidity Stock Index Fund	216,928,796	161,191,244
Daily Liquidity Aggregate Bond Index Fund	46,736,036	47,302,041
Daily Liquidity Asset Allocation Fund	10,819,218	6,101,622
Daily Liquidity International Stock Index Fund	12,586,449	6,850,273
Loans to participants	23,206,749	23,156,233

	489,233,614	418,538,852

Total investments	$1,293,138,882	$1,028,138,946

*	Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

**	Investments greater than 5% of net assets available for plan benefits as of December 31, 2002 only.

***	The Corporation’s matching contribution is deposited to this fund. In addition, plan participants may direct their investments to this fund.

NOTES TO THE FINANCIAL STATEMENTS (continued)

During 2003 and 2002, the Plan’s investments (including realized gains of $3,733,254 in 2003 and realized losses of $20,383,578 in 2002 on investments bought and sold) appreciated (depreciated) in value respectively, as follows:

	Year ended December 31,
	2003	2002
Registered investment companies	$127,092,509	$(131,177,125)
Common stock	80,604,408	(143,206,633)

	$207,696,917	$(274,383,758)

(8)	Summary of Investment Activity in Mellon Financial Corporation Common Stock

Information about the net assets and the significant components of the changes in net assets relating to the investments in Mellon Financial Corporation Common Stock is as follows:

	December 31,
	2003	2002
Net assets:
Common stock	$429,308,129	$334,885,470

	Year ended December 31,
	2003	2002
Changes in net assets:
Contributions *	$34,837,630	$33,348,133
Dividends	7,499,404	5,916,768
Net appreciation (depreciation) (including realized gains of $9,547,066 in 2003 and realized losses of $5,053,898 in 2002)	80,604,408	(143,206,633)
Participant withdrawals	(19,717,706)	(31,673,006)
Net transfers from (to) participant-directed investments	(8,801,077)	501,847
Transfer in from predecessor plan	—	8,169,598

	$94,422,659	$(126,943,293)

*	As of April 1999, participants were able to invest their contributions in Mellon Financial Corporation Common Stock. Participant contributions and rollovers to this Fund in 2003 and 2002 totaled $3,879,211 and $4,249,019, respectively.

(9)	Fund Class Change

As of December 31, 2003, participants were able to invest in Class R shares of the Dreyfus Premier International Value Fund in place of the Class A shares of the fund prior to December 31, 2003. Due to this change, the account balance in the Dreyfus Premier International Value Fund Class A shares was transferred to the Class R shares. At December 31, 2003, $13,751,447 of Class A shares were sold and a corresponding amount of Class R shares were purchased. The receivable and payable related to these

NOTES TO THE FINANCIAL STATEMENTS (continued)

transactions are included in pending investment sales and purchases in the accompanying Statement of Net Assets Available for Plan Benefits.

(10)	Plan Mergers

On January 1, 2002, current participants in the Mellon Investor Services Retirement Savings Plan (MIS Plan) became participants in the Plan. However, the assets of the MIS Plan have not been transferred to the Plan as of the date of this report. As discussed in note 12, effective as of the close of business on April 30, 2004, the MIS Plan was merged into the Plan.

On June 3, 2002, the assets of the Mellon Unifi 401(k) Plan of $7,210,893 and the assets of the Mellon Employee Stock Ownership Plan of $8,646,510 were transferred to the Plan as a result of plan mergers that were approved by the board of directors of Mellon Financial Corporation to be effective June 1, 2002.

Effective as of the close of business on December 31, 2002, the Founders Asset Management LLC 401(k) Profit Sharing Plan was merged into the Plan. Assets of $3,948,551 related to this merger were transferred from the predecessor plan into the Plan as of January 7, 2003.

Effective as of the close of business on May 31, 2003, the Standish Ayer & Wood, Inc. 401(k) Plan was merged into the Plan. Assets of $2,549,315 related to this merger were transferred from the predecessor plan into the Plan as of June 12, 2003.

Effective as of the close of business on September 30, 2003, the iQuantic, Inc. 401(k) Savings Plan was merged into the Plan. Assets of $1,674,461 related to this merger were transferred from the predecessor plan into the Plan as of September 30, 2003.

(11)	Plan Amendments

During 2002, certain amendments to the Plan were adopted, including certain mandatory requirements and optional provisions as a result of changes to the applicable provisions of the IRC by the Economic Growth and Tax Relief Reconciliation Act of 2001. Amendments included an increase in the employer match from 50% to 65% and an increase to the deferral limit from 16% of eligible salary to 75% of eligible salary, the addition of catch-up contributions, and the ability for participants to direct the transfer of certain investments in Mellon common stock to other Plan investments.

Beginning in 2002, a flexible dividend feature was added to the 401(k) Retirement Savings Plan by designating a portion of the Plan as an employee stock ownership plan. With the flexible dividend feature, participants may elect to have their quarterly dividends on certain shares of Mellon Financial Corporation common stock with the Plan paid in cash rather than reinvested in Mellon common stock under the Plan. Cash dividends are taxable as dividend income in the year in which they are paid and will be reported to the government on Form 1099-DIV (for U.S. employees) at the end of January following each calendar year. Mellon will not withhold income taxes on the cash dividends that the participant receives.

Effective January 1, 2003, the Plan was amended to comply with the final minimum distribution regulations issued by the Internal Revenue Service.

Effective November 6, 2003, the Plan was amended to allow the Benefits Investment Committee to place restrictions on trading in selected funds. Pursuant to this amendment, beginning March 15, 2004, an administrative restriction will apply to account balance transfers in and out of 401 (k) investment funds that hold international securities, because these funds are particularly at risk for trading activity that might harm

NOTES TO THE FINANCIAL STATEMENTS (continued)

or are inconsistent with the Plan’s retirement objectives. With this restriction, participants may not buy and then sell, or sell and then buy, shares in three specific funds in the Mellon 401(k) Plan within any 15-day calendar period. These three funds are the Daily Liquidity International Stock Index Fund, Dreyfus Founders Worldwide Growth Fund and Dreyfus Premier International Value Fund.

(12)	Subsequent Events

Effective as of the close of business on April 30, 2004, the MIS Plan was merged into the Plan. Assets of $47,800,380 related to this merger were transferred from the predecessor plan into the Plan as of May 12, 2004.

Effective May 20, 2004, to resolve any latent ambiguity after the recent Massachusetts Supreme Court decision permitting marriage between same-sex couples, the Corporation has amended certain ERISA plans, including the Mellon 401(k) Retirement Savings Plan, to adopt the federal definition of “spouse”, consistent with the Defense of Marriage Act, which states that a spouse must be a husband or wife of the opposite sex. This will allow for consistent treatment of the Corporation employees across the country and make it possible to properly and efficiently administer the Corporation’s ERISA benefit plans.

On May 17, 2004, the Human Resources Committee of the Board of Directors of the Corporation adopted a resolution to merge the Eagle Investment Systems Corporation 401(k) Profit Sharing Plan and the ITS Associates Inc. Savings and Profit Sharing Plan into the Plan, effective September 30, 2004.

Schedule 1

MELLON 401(k)

RETIREMENT SAVINGS PLAN

EIN: 25-1233834

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
		Collective Trust Funds
*	Mellon Bank, N.A.	Daily Liquidity Asset Allocation Fund	N/A	$10,819,218
*	Dreyfus Trust Company	Dreyfus Standish Stable Value Fund	N/A	76,797,147
*	Mellon Bank, N.A.	Daily Liquidity Money Market Fund	N/A	102,159,219
*	Mellon Bank, N.A.	Daily Liquidity Stock Index Fund	N/A	216,928,796
*	Mellon Bank, N.A.	Daily Liquidity Aggregate Bond Index Fund	N/A	46,736,036
*	Mellon Bank, N.A.	Daily Liquidity International Stock Index Fund	N/A	12,586,449

		Total collective trust funds		466,026,865
		Registered Investment Companies
*	Mellon Bank, N.A. **	Self-Directed Account	N/A	8,693,517
*	The Dreyfus Corporation	Dreyfus Premier Technology Growth Fund	N/A	14,638,951
*	The Dreyfus Corporation	Dreyfus Premier International Value Fund	N/A	13,751,447
*	The Dreyfus Corporation	Dreyfus Premier Third Century Fund	N/A	4,110,626
*	The Dreyfus Corporation	Dreyfus Premier Core Value Fund	N/A	41,936,728
*	Founders Asset Management LLC	Dreyfus Founders Worldwide Growth Fund	N/A	21,370,036
*	Founders Asset Management LLC	Dreyfus Founders Discovery Fund	N/A	54,072,425
*	The Dreyfus Corporation	Dreyfus LifeTime Portfolios, Inc. - Growth and Income Portfolio	N/A	59,487,657
*	The Dreyfus Corporation	Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio	N/A	26,565,489
*	The Dreyfus Corporation	Dreyfus LifeTime Portfolios, Inc. - Income Portfolio	N/A	6,894,718
*	The Dreyfus Corporation	Dreyfus Disciplined Stock Fund	N/A	115,573,876
*	Founders Asset Management LLC	Dreyfus Founders Growth Fund	N/A	7,501,669

		Total registered investment companies		374,597,139

(Continued)

Schedule 1

MELLON 401(k)

RETIREMENT SAVINGS PLAN

EIN: 25-1233834

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value

		Common Stock

*	Mellon Financial Corporation	Mellon Financial Corporation Common Stock	$265,899,686	$429,308,129

		Total common stock		429,308,129

		Loans

*	Participant loans	Participant loans with various rates of interest and various maturity dates	N/A	23,206,749

		Total investments		$1,293,138,882

*	Party-in-interest

**	The Self-Directed Account enables participants to build and manage their own portfolio through the purchase and sale of a large selection of mutual funds beyond the core Plan investment choices. The identity of issue, borrower, lessor or similar party varies depending on the mutual funds chosen by the participants. Mellon Bank, N.A. acts as the trustee to the Self-Directed Account.

N/A – This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon 401(k) Retirement Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Mellon 401(k) Retirement Savings Plan

By:	/s/ LISA B. PETERS
Lisa B. Peters
Chairman, The Mellon Financial Corporation Corporate Benefits Committee

By:	/s/ MICHAEL A. BRYSON
Michael A. Bryson
Chairman, The Mellon Financial Corporation Benefits Investment Committee

Date: June 14, 2004

Index to Exhibits

Exhibit No.	Description	Method of Filing

23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.